

December 31, 2012

<u>Via e-mail</u>
Mr. William Adams IV
President
Nuveen Diversified Commodity Fund
333 West Wacker Drive
Chicago, IL 60606

      RE: **Nuveen Diversified Commodity Fund**
                Form 10-K for the Fiscal Year Ended December 31, 2011
                Filed March 14, 2012
                File No. 1-34879

Dear Mr. Adams:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 2</u>

<u>Organization, page 2</u>

1. We note that you acquired a 60% stake in Gresham on December 31, 2011. Please tell us how you have accounted for the acquisition and subsequent operations of Gresham in your financial statements.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>

2. From page 25-26, we note that your portfolio outperformed the DJ-UBSCI by 7.2%, before expenses. Please tell us how your performance compared to both benchmarks and include the impact of your expenses. Also, as you have three distinct strategies, please

tell us how each one contributed to your performance and the change in your net asset value during the reported period or tell us why such disclosure is not material. As applicable, please include similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions on the financial statements or related matters. Please contact Sandra Hunter, Staff Attorney at (202) 551-3758 with any other questions.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant